FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

TECHNOPRISES LTD.
(formerly known as BVR Technologies Ltd.)

(Translation of Registrant’s name into English)

Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 29, 2005, an ex-parte application for the liquidation of Technoprises Ltd., an Israeli corporation (the “Company”) and the Company’s wholly owned subsidiary E.V.R. Entertainment Applications of Virtual Reality Ltd. (“EVR”), was filed with the District Court in Tel Aviv (the “District Court”) by former employees of EVR and certain creditors of the Company. The District Court denied the ex-parte application. In its ruling denying ex-parte application, the District Court criticized the way in which the ex-parte application was filed and expressed a preliminary opinion that the basis alleged for the application do not justify the grant of liquidation by the District Court.

The District Court afforded the Company and EVR an opportunity to respond to the application. The Company and EVR intends, through its attorneys, Ostashinsky & Co., to respond to the application by April 13, 2005. While the Company believes that it has meritorious defenses to these claims and application and intends to vigorously defend this matter, the ultimate outcome cannot be determined at this time.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNOPRISES LTD. (Registrant) BY: /S/ Prosper Abitbol —————————————— Prosper Abitbol Chairman & CEO

Dated: April 13, 2005

News Release

Technoprises Announces First Quarter Sales Results: 5% Growth in March Compared to February for Tegrasoft Subsidiary; $3.914 Million for the First Quarter of 2005.

New York, NY – April 12, 2005 – Technoprises, Ltd. (OTCBB: TNOLF) today announced that its subsidiary, Tegrasoft – a global service provider of hardware and software, achieved 2005 First Quarter Sales of 3.914 Million, with $1.401 Million for the sole third month of 2005.

That is a 19 % increase compared to January 2005.

Tegrasoft sells hardware and software solutions products from Hewlett-Packard, IBM, DELL, Intel, Brother, Oki, Canon, Epson, Sharp, 3Com, Panasonic and Cisco.

The increase in sales is attributable to the opening by Tegrasoft of 61 points of sales in the United States, France, Netherlands, England, Sweden, Belgium, Danemark, Germany and Swistzerland. This worldwide presence will allow Technoprises to propose in the future a new service: marketing package and selling channels for Israeli computing products.

Technoprises Chairman Prosper Abitbol said ” Technoprises’ 2005 first quarter performance is a result of a corporate restructure. We have outsourced globally many of the tasks previously performed in house by Technoprises’ subsidiaries, thereby reducing our overall operating costs.This is the result of a rethinking of the structure of Technoprises. Our strategy, like many leading companies, is turning toward a new model of innovation, one that employs global networks of partners. These can include U.S. chipmakers, Taiwanese engineers, Russian and Indian software developers, and Chinese factories.”

On March 29, 2005, an ex-parte application was filed with the District Court in Tel Aviv by former employees of EVR and certain creditors of Technoprises, for the liquidation of E.V.R. a Technoprises’ wholly owned subsidiary and Technoprises Ltd. The District Court denied the ex-parte application. In its ruling denying ex-parte application, the District Court criticized the way in which the ex-parte application was filed and expressed a preliminary opinion that the causes of action alleged for the application do not justify the grant of liquidation by the District Court.

The District Court afforded the Company and EVR an opportunity to respond to the application. The Company and EVR intend, through its attorneys, to respond to the application by April 13, 2005. While the Company believes that it has meritorious defenses to these claims and application and intends to vigorously defend this matter, the ultimate outcome cannot be determined at this time.

The Company’s lawyers, Zafrir Ostashinsky Law Offices, is of the opinion that the applications were filed in a negligent manner not in conformity with the accepted procedures and that as a substantive matter, the applications do not warrant the grant by the District Court of the remedy of liquidation.

About Technoprises
Technoprises is a global provider of Computer Services, Communication equipment, Software and programming. It provides communications solutions, broadband applications and developing Content Management Software. www.technoprises.com

Safe Harbor
This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of Technoprises only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for Technoprises’ affiliates’ products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of Technoprises to differ materially from those contemplated in such forward-looking statements. Technoprises Ltd. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting Technoprises, reference is made to Technoprises’ reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.technoprises.com.

Contact:
Prosper Abitbol
Technoprises Ltd., Chairman & CEO
Tel. + 972 3 766 5100
Fax + 972 3 644 4207
Email: prosper@technoprises.com